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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                ITT CORPORATION

                           (Name of Subject Company)

                                ITT CORPORATION

                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   450912 10
                     (CUSIP Number of Class of Securities)

                             RICHARD S. WARD, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-5490
                                 (212) 258-1000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                            PHILIP A. GELSTON, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                 (212) 474-1000

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 Shares (as defined below) of ITT Corporation, a Nevada corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the Company and address of its principal executive offices are ITT Corporation, 1330 Avenue of the Americas, New York, NY 10019-5490. The title of the class of equity securities to which this Statement relates is the Company's common stock (the "Shares" or the "Common Stock"), no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of November 1, 1995, between the Company (which was formerly known as ITT Destinations, Inc.) and The Bank of New York, as Rights Agent).

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer made by HLT, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Hilton Schedule 14D-1") dated January 31, 1997, as amended by Amendment No. 1 dated January 31, 1997, and Amendment No. 2 dated February 4, 1997, to purchase 61,145,475 Shares, including the Rights (unless the Rights are redeemed by the Board of Directors of the Company (the "Board")), or such greater number of Shares as, when added to the number of Shares owned by HLT and its affiliates, would constitute a majority of the total number of Shares outstanding, at $55 per Share (the "Hilton Offer Price"), net to the Seller in cash and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 1997 (the "Hilton Offer to Purchase"), and the related Letter of Transmittal (together with the Hilton Offer to Purchase, the "Hilton Tender Offer"). The Hilton Schedule 14D-1 states that the principal executive offices of HLT and Hilton are located at 9336 Civic Center Drive, Beverly Hills, California 90210.

    According to the Hilton Schedule 14D-1, if the Hilton Tender Offer succeeds, Hilton intends to consummate a merger (the "Proposed Squeeze Out Merger" and, together with the Hilton Tender Offer, the "Hilton Transaction") pursuant to which all Shares not tendered and purchased pursuant to the Hilton Tender Offer (other than Shares owned by Hilton and its subsidiaries or held in the Company's treasury) would be converted into the right to receive a number of shares of Hilton common stock, par value $2.50 per share ("Hilton Common Stock"), having a nominal value of $55 per Share, subject to unspecified collar provisions.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) GENERAL. Reference is made to the information contained under the captions "Directors' Compensation", "Restricted Stock Plan for Non-Employee Directors", "The Compensation Program", "Compensation of ITT Executive Officers", "Option Grants on ITT Common Stock to ITT Executives in Last Fiscal Year", "Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Value", "Severance Pay Plan", "Employment Contract", "Change-in-Control Arrangements", "Pension Plans", "Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers" and "Appendix I--ITT Corporation Annual Performance-Based Incentive Plan for Executive Officers" in the Company's proxy statement dated March 28, 1996, relating to the Company's 1996 Annual Meeting of Shareholders. The relevant sections thereof are filed as
Exhibit 1 hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no contracts,

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agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) HLT or Hilton, or their respective executive officers, directors or affiliates.

    (2) SEVERANCE AND RELATED MATTERS. The Compensation and Personnel Committee of the Board has requested management, in consultation with the Company's human resources consultants, to provide advice and recommendations for its consideration concerning the protection of the Company's obligations to its directors and employees relating to its pension plans, savings plans, deferred compensation obligations, life insurance commitments and other employee obligations in the event of a change in control of the Company.

    The Board has considered the recommendations of the Company's human resources consultants, Towers Perrin, and reviewed industry practices concerning change-in-control severance benefits. In view of the need to minimize employee distraction and to retain employee loyalty and dedication to the Company and to assure their attention to the Company's performance pending resolution of the Hilton Tender Offer, the Compensation and Personnel Committee has unanimously voted, with the unanimous concurrence of the entire Board (with management members of the Board abstaining), to revise its previous policy concerning executive severance agreements in order to provide severance payments to certain officers and employees in the event of a change in control, which severance arrangements it has determined are fair and consistent with industry practices.

    At a meeting of the Board held on February 11, 1997, upon the recommendation of the Compensation and Personnel Committee, the Board authorized the Company to amend its severance compensation arrangements with such executives and managers. In summary, there are three types of severance arrangements (the "Severance Arrangements") for different categories of executives.

    Rand V. Araskog, the Company's Chairman and Chief Executive, is party to an existing Employment and Consulting Agreement entered into as of December 19, 1995, as amended on February 11, 1997 (the "Araskog Agreement"). The Company has also entered into individual severance agreements with nine individuals (the "Individual Agreements"). With respect to approximately 55 additional individuals covered by the Company's existing Senior Executive Severance Pay Plan (the "SPP"), modifications have been made to the change in control arrangements. Copies of the Araskog Agreement, the form of the Individual Agreements, and the SPP are filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

    The Severance Arrangements provide for certain severance benefits to the individuals party thereto in the event of certain terminations of their employment following a Change in Control (as defined in each of the Severance Arrangements). All Severance Arrangements provide for payment of severance benefits ("Severance") in the event of an executive's termination of employment by the Company (or its successor) without Cause (as defined in each of the Severance Arrangements) or by the executive with Good Reason (as defined in each of the Severance Arrangements) within two years following a Change in Control.

    The Araskog Agreement, as amended, provides that, if Mr. Araskog is involuntarily terminated other than for Cause or he terminates for Good Reason within two years following a Change in Control, he shall receive Severance consisting of a lump-sum payment equal to the remaining payments owed to him during the respective employment and consulting terms set forth in the Araskog Agreement. The Severance payment is subject to the limitation that, if Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, would impose on Mr. Araskog any excise tax (an "Excise Tax") in respect of such Severance, then the amount of the Severance payment will be reduced to an amount such that no amount will be subject to such Excise Tax (the "Reduction"); provided, however, that if the price of the Common Stock remains for five consecutive trading days following February 11, 1997, at or above 125% of its closing price of $56.75 per Share on February 4, 1997, then the Reduction will not apply, and in addition, Mr. Araskog will be entitled to a gross-up payment to fully offset any Excise Tax imposed, as well as any additional income, employment and excise taxes imposed on the gross-up payment (an "Additional Payment"),

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provided that no such Additional Payment will be made to the extent that Mr.
Araskog would not receive at least a $50,000 net after-tax benefit from the Additional Payment, as compared to the net amount he would otherwise receive if the Reduction were to be implemented. The Board selected a Share price threshold that must be reached before the Reduction will be eliminated and the Additional Payment will be payable that is the same as the Share price that must be achieved for the vesting of performance-based options granted by the Company to senior executives at a Board meeting held on February 4, 1997. That threshold was determined in accordance with the Company's usual practice for option grants.

    The nine Individual Agreements provide that, if the executive is involuntarily terminated other than for Cause or such executive terminates for Good Reason within two years following a Change in Control, the executive will receive Severance consisting of (i) a lump-sum payment equal to the sum of (A) two or three times the executive's annual base salary in effect immediately prior to the executive's termination of employment and (B) two or three times the highest bonus paid or awarded to the executive under the Company's executive compensation plans in respect of the three years immediately preceding the Change in Control, (ii) continued welfare benefits, fringe benefits and perquisites for a number of years equal to the number by which such executive's annual base salary is multiplied for purposes of determining such executive's Severance and (iii) one year of outplacement services. All Severance payable under each of the Individual Agreements is subject to the same Reduction and Additional Payment mechanism (including the $50,000 minimum benefit requirement) described above with respect to the Araskog Agreement. The executive officers covered by the Individual Agreements are Robert A. Bowman, Peter G. Boynton, Gerald C. Crotty, Ann N. Reese, Richard S. Ward, Daniel P. Weadock, Jon F. Danski and Elizabeth A. Tuttle.

    The SPP provides that, if an executive covered by the SPP is involuntarily terminated other than for Cause or the executive terminates for Good Reason within two years following a Change in Control, the executive will receive Severance consisting of (i) a lump-sum payment equal to two times the executive's annual base salary in effect immediately prior to the executive's termination of employment, and, for certain designated employees, including the executive officers covered by the SPP, two times the highest bonus paid or awarded in respect of the three years immediately preceding the Change in Control, (ii) continued welfare benefits, fringe benefits and perquisites for two years and (iii) one year of outplacement services. All Severance payable under the SPP is subject to the same Reduction and Additional Payment mechanism (including the $50,000 minimum benefit requirement) described above with respect to the Araskog Agreement. The executive officers covered by the SPP are Juan C. Cappello, Ralph W. Pausig and Nicholas J. Glakas.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE HILTON TRANSACTION, INCLUDING THE HILTON TENDER OFFER, IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY REJECT THE HILTON TRANSACTION AND NOT TENDER THEIR SHARES PURSUANT TO THE HILTON TENDER OFFER.

    The Board's determination, which was reached at a meeting held on February 11, 1997, was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; the economy of Nevada and the nation; the interests of the communities in which the Company operates and of society; and the long and short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company. At the same meeting, the Board determined that the Company's and its stockholders' interests would be best served if the Company were to remain an independent company.

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    In light of the Board's decisions, management of the Company, together with the Company's advisors, are continuing to refine the Company's strategic plan, which focuses on lodging and gaming, and are actively exploring opportunities to enhance the value of the Company. As part of this process, the Board authorized management to take steps to monetize or otherwise realize the value of non-core assets.

    Copies of a press release announcing the Board's determinations, and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

    (b) REASONS FOR RECOMMENDATION. In reaching its determinations and recommendations described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) the Board's belief, based on the factors further described below, that the Hilton Transaction, including the Hilton Tender Offer, does not reflect the inherent value of the Company;

        (ii) the Board's familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects, including the nature of the markets in which the Company operates and the Company's position in such markets;

       (iii) a presentation by Lazard Freres & Co. LLC ("Lazard Freres") and Goldman, Sachs & Co. ("Goldman Sachs"), financial advisors to the Company, concerning the Company, Hilton and the financial aspects of the Hilton Transaction, and the opinions of Lazard Freres and Goldman Sachs to the effect that, as of February 11, 1997, the consideration to be received by stockholders of the Company pursuant to the Hilton Transaction, including the Hilton Tender Offer, is inadequate; such opinions were expressed after review of many of the factors referred to herein and various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of Lazard Freres and Goldman Sachs;

        (iv) the Board's belief that pursuit of the Company's strategic plan, including refinements that may result from management's ongoing review, will produce greater short-term and long-term value for the stockholders of the Company than the Hilton Transaction, including the Hilton Tender Offer;

        (v) the absence of information regarding the role of HFS Incorporated ("HFS") in the Hilton Transaction and the Board's concern about possible adverse effects on the value of an investment in Hilton securities following any combination with the Company, including the potential negative impact of HFS's involvement in the Hilton Transaction on the value of the Company's Sheraton and Four Points hotel businesses, the potential disruption of Company hotel management contracts and franchise arrangements (as evidenced by communications from existing hotel owners and franchisees opposing any plan for HFS to assume these contracts), and the potential for competition, cannibalization and conflicts between Hilton properties, Ladbroke Group plc properties and Sheraton and/or Four Points properties following any combination of Hilton and the Company;

        (vi) the uncertainty as to the actual value of the Proposed Squeeze Out Merger to the stockholders of the Company, resulting from, among other things, the lack of disclosure in the Hilton Schedule 14D-1 concerning the Proposed Squeeze Out Merger, including the manner in which the number of shares of Hilton Common Stock to be issued in the Proposed Squeeze Out Merger would be determined, and the failure of Hilton to give sufficient assurance in the Hilton Schedule 14D-1 that the Proposed Squeeze Out Merger will qualify for tax-free "reorganization" status;

       (vii) the lack of sufficient disclosure in the Hilton Schedule 14D-1 regarding the proposed financing of the Hilton Tender Offer, the possibility that restrictive covenants or other conditions to such financing would have a negative impact on the ability of Hilton to maintain and/or expand the proposed combined business, and the effect of the Hilton Transaction on Hilton's capital structure and credit ratings;

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      (viii) the fact that, as a result of uncertainties about the actual value of the Proposed Squeeze Out Merger and the merits of a longer-term investment in Hilton, the Hilton Transaction is structured as a two-tiered, front-end loaded transaction that is intended to coerce stockholders to tender their shares into the Hilton Tender Offer to avoid receiving in the Proposed Squeeze Out Merger shares of Hilton Common Stock that may or may not have a value of $55 per Share;

        (ix) the Board's concern about Hilton's access to and misuse of confidential Company information;

        (x) the Board's concern about antitrust violations relating to a combination of the Company and Hilton, which create uncertainty as to whether the conditions of the Hilton Tender Offer will be met; in that regard, the Board noted that the Hilton Tender Offer is conditioned on there not being threatened, instituted or pending any action by any domestic or foreign governmental entity or by any other person seeking to impose any limitations upon the ownership or operation by Hilton of any portion of the business or assets of the Company;

        (xi) the Board's belief that there are gaming law issues relating to a combination of the Company and Hilton, which create uncertainty as to whether the conditions of the Hilton Tender Offer will be met; in that regard, the Board noted that the Hilton Tender Offer is conditioned on the receipt of all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, casino gaming regulatory authorities with jurisdiction in respect of the Company's active gaming operations required or necessary in connection with the Hilton Tender Offer and the Proposed Squeeze Out Merger;

       (xii) the disruptive effect the Hilton Tender Offer and the Proposed Squeeze Out Merger are having on the Company and the potential adverse effect of the Hilton Transaction on the interests of the Company's employees, suppliers, creditors and customers, on the economies of the state of Nevada and the nation, and on the interests of the communities in which the Company operates and of society; and

      (xiii) the Board's and management's commitment to protecting the best interests of the stockholders of the Company and enhancing the value of the Company.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Board has retained Lazard Freres and Goldman Sachs to act as financial advisors to the Company in connection with the Hilton Tender Offer and other matters arising in connection therewith, including assisting the Company in exploring possible strategic alternatives in light of the Hilton Tender Offer. Pursuant to an engagement letter with Lazard Freres and Goldman Sachs, the Company has agreed to pay each of Lazard Freres and Goldman Sachs for their services 50% of (a) an initial fee equal to $1,000,000 and (b) an additional advisory fee equal to $19,000,000, payable upon the later of September 30, 1997 and the date two business days before the scheduled date of the next annual meeting of stockholders of the Company (the "Date"); provided, however, that if the Date is later than September 30, 1997, the Company will pay one-half of the $19,000,000 advisory fee on September 30, 1997 and the balance of the fee on the Date. Notwithstanding the foregoing, and except as otherwise specified in the engagement letter, the $19,000,000 advisory fee will be payable immediately upon a termination of the engagement letter by the Company or if a Change of Control (as defined below) has occurred or is imminent. The engagement letter provides that the Company will determine in its sole reasonable judgment when a Change of Control is

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imminent. Pursuant to the engagement letter, "Change of Control" means (i) any
Person or Group (each as defined in the engagement letter) becoming the beneficial owner (as such term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 15% of the Common Stock in one or a series of transactions, by means of a tender offer, exchange offer, merger, private or open market purchases of stock or otherwise or if all or substantially all of the assets of the Company are sold, liquidated or transferred (by dividend or otherwise) in one or a series of transactions, or
(ii) a majority of the members of the Board being individuals whose nomination for election or election to the Board was not recommended or approved by a majority of the members of the Board who (A) were members of the Board on February 10, 1997, or (B) whose nomination for election or election to the Board was recommended or approved by a majority of the members of the Board who were members of the Board on such date.

    In addition to the foregoing, in the event that the Company sells equity or debt securities in a public offering or private placement, Lazard Freres and Goldman Sachs will be offered the opportunity to participate in such transaction as an underwriter or placement agent (subject to certain exceptions specified in the engagement letter) and will be paid reasonable and customary fees for such services.

    Pursuant to the engagement letter, among other things, (a) if the Company becomes the subject of, or is threatened with, a contested proxy solicitation by Hilton or any other party, Lazard Freres and Goldman Sachs will act as the Company's co-financial advisors with regard to such proxy solicitation and (b) in the event that the Company determines to consider or undertake certain purchases or sales of assets or securities or a recapitalization or restructuring of the Company, Lazard Freres and Goldman Sachs will be involved and participate in such transaction.

    The Company has also agreed to reimburse Lazard Freres and Goldman Sachs for their reasonable out-of-pocket expenses, including fees of counsel and any sales, use or similar taxes, and to indemnify Lazard Freres and Goldman Sachs against certain liabilities in connection with their engagement, including certain liabilities arising under the Federal securities laws.

    Lazard Freres and Goldman Sachs have provided financial advisory and investment banking services to the Company from time to time for which they have received customary compensation. Kendrick R. Wilson III, a member of the Board, is a Managing Director of Lazard Freres. In addition, Goldman Sachs has provided financial advisory and investment banking services to Hilton and HFS in the past for which it has received customary compensation. In the ordinary course of business, Lazard Freres and Goldman Sachs may from time to time effect transactions and hold positions in securities of the Company, Hilton and HFS.

    The Company has retained Georgeson & Company Inc. ("Georgeson") to assist the Company in connection with its communications with its stockholders with respect to, and to provide other services to the Company in connection with, the Hilton Tender Offer and related matters. Georgeson will receive reasonable and customary compensation in connection with the services provided by it and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

    The Company has retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Hilton Tender Offer and related matters. Sard Verbinnen will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Hilton Tender Offer.

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ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares except as set forth in Annex A hereto.

    (b) To the best of the Company's knowledge, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Hilton Tender Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) As stated in Item 4 above, and in light of the other factors referred to in such Item, as well as the Board's commitment to protecting the interests of the Company and its stockholders, and its conclusion that those interests would be best served by the continued independence of the Company, members of the Company's management, assisted by the Company's advisors, continue to refine the Company's strategic plan, which focuses on lodging and gaming, and are actively exploring opportunities to enhance the value of the Company. As part of this process, the Company is taking steps to monetize or otherwise realize the value of non-core assets. These alternatives could lead to and involve undertaking negotiations which may result in: (i) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company; (ii) a tender offer for or other acquisition of securities by or of the Company;
(iii) a material change in the present capitalization or dividend policy of the Company; or (iv) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, but, in each case, not constituting a sale of the Company. At the date hereof, there have been contacts with parties who have expressed interest in the possibility of pursuing various types of transactions with the Company and, in some cases, negotiations regarding potential transactions have commenced.

    The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any such transaction be made until such agreement in principle has been reached.

    There can be no assurance that any of the foregoing actually will result in any transaction. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in the withdrawal of the Hilton Tender Offer.

    (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Hilton Tender Offer that relate to or would result in one or more of the events referred to above in the first paragraph of this Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    LITIGATION. On January 27, 1997, a complaint (the "Hilton Complaint") captioned HILTON HOTELS CORPORATION AND HLT CORPORATION V. ITT CORPORATION, CV-S-97-00095-PMP(RLH) was filed against the Company in the U.S. District Court for the District of Nevada. The Hilton Complaint asks the court, among other things, (i) to enjoin the Company from amending its by-laws "in any way that would impede the effective exercise of the stockholder franchise in connection with the 1997 annual meeting", from materially delaying its annual meeting, and from increasing the size of the Board "in order to preserve the position of incumbent directors", (ii) to require the Board to redeem the Rights and to make inapplicable

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to the Hilton Tender Offer and the Proposed Squeeze Out Merger the Nevada
Control Share Acquisition Statute and the Nevada Business Combination Statute and (iii) to declare that the Company does not have standing to institute an action under the Federal antitrust laws to block or impede the Hilton Tender Offer or the Proposed Squeeze Out Merger and that, in any event, the consummation of the Hilton Tender Offer and the Proposed Squeeze Out Merger would not violate such laws. A copy of the Hilton Complaint is filed as Exhibit 7 hereto and is incorporated herein by reference.

    On January 27, 1997, Hilton and HLT filed a motion for a preliminary injunction (the "Hilton Preliminary Injunction Motion") seeking to enjoin the Company (i) from increasing the size of the Board or, alternatively, requiring the Company to give Hilton the opportunity to supplement the individuals it nominates for the Board and (ii) from amending the Company's by-laws "to impede in any way the effective exercise of the stockholder franchise in connection with electing directors" at the 1997 annual meeting. A copy of the Hilton Preliminary Injunction Motion is filed as Exhibit 8 hereto and is incorporated herein by reference. The court has set a hearing on the preliminary injunction for March 5, 1997.

    On January 29, 1997, Hilton and HLT filed a motion for a temporary restraining order and preliminary injunction enjoining the Company from prosecuting any action against Hilton or HLT arising out of the Hilton Tender Offer in any jurisdiction other than the U.S. District Court for the District of Nevada. On January 29, 1997, the U.S. District Court for the District of Nevada issued an order denying Hilton and HLT's motion.

    On February 12, 1997, the Company filed an answer and counterclaims (the "Answer and Counterclaim") to the Hilton Complaint denying all material allegations of the Hilton Complaint. The counterclaims seek injunctive relief prohibiting Hilton from proceeding with the Hilton Tender Offer which is tainted by Hilton's misappropriation and misuse of confidential information of the Company and other relief to prevent Hilton from benefitting from access to confidential Company information. These counterclaims also seek injunctive relief, in the event the Hilton Tender Offer is not enjoined, requiring Hilton to correct material inadequacies in the Hilton Schedule 14D-1 by disclosing and filing the information required under the Federal securities laws. A copy of the Answer and Counterclaim is filed as Exhibit 9 hereto and is incorporated herein by reference.

    On or about January 28, 1997, seven purported class action suits were filed on behalf of individual plaintiffs against the Company and the Board in various state courts in Nevada. These complaints were captioned COHEN V. ITT CORP. N.V., ET AL., Case No. A369146 (as amended, the "J. Cohen Complaint"); KOSTICK V. ARASKOG, ET AL., Case No. A369138 (the "Kostick Complaint"); BERNSTEIN, ET AL.
V. ITT CORP. N.V., ET AL., Case No. A369147 (as amended, the "Bernstein Complaint"); FEUERSTEIN, ET AL. V. ITT CORP. N.V., ET AL., Case No. A369137 (as amended, the "Feuerstein Complaint"); MARKS, ET AL. V. ARASKOG, ET AL., Case No. A369165 (the "Marks Complaint"); HUNTLEY V. ITT CORPORATION, ET AL., C.V. 97-00483 (the "Huntley Complaint"); and STEINER V. ARASKOG, ET AL., Case No. A369160 (the "Steiner Complaint"). The complaints allege, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The complaints seek, among other things, to compel the defendants to carry out their fiduciary duties and to cooperate with any person having a bona fide interest in proposing a transaction with the Company which would maximize stockholder value. Copies of the J. Cohen Complaint, the Kostick Complaint, the Bernstein Complaint, the Feuerstein Complaint, the Marks Complaint, the Huntley Complaint and the Steiner Complaint are filed as Exhibits 10, 11, 12, 13, 14, 15 and 16 hereto, respectively, and are incorporated herein by reference.

    On or about January 28, 1997, two purported class action suits were filed on behalf of individual plaintiffs against the Company and the Board in the U.S. District Court for the District of Nevada. The complaints were captioned COLLINS
V. ANDERSON, ET AL., CV-S-97-00104 (the "Collins Complaint") and TAUB, ET AL. V. ARASKOG, ET AL., CV-S-97-00106 (the "Taub Complaint"). The allegations of and remedies sought in the complaints include, among others, allegations and remedies similar both to the purported class action complaints described above and to some allegations in the Hilton Complaint. Copies of the Collins Complaint and the Taub Complaint are filed as Exhibits 17 and 18 hereto, respectively, and are incorporated herein by reference.

    On or about January 28, 1997, three purported class action suits were filed on behalf of individual plaintiffs against the Company and the Board in the Supreme Court of the State of New York. The complaints were captioned SIEGEL V. ARASKOG, ET AL., Index No. 97-600428 (the "Siegel Complaint"); WALTZMAN V. ANDERSON., ET AL., Civ. No. 97-600430 (the "Waltzman Complaint"); and HACK V. ITT CORP., ET AL., Index No. 97-101646 (the "Hack Complaint"). The allegations of and remedies sought in the complaints include, among others, allegations and remedies similar to the purported class action complaints described above. Copies of the Siegel Complaint, the Waltzman Complaint and the Hack Complaint are filed as Exhibits 19, 20 and 21 hereto, respectively, and are incorporated herein by reference.

    On or about January 29, 1997, an additional purported class action suit was filed on behalf of an individual plaintiff against the Company and the Board in state court in Nevada. The complaint was captioned COHEN V. ARASKOG, ET AL., C.A. No. A369244 (the "B. Cohen Complaint"). The allegations of and remedies sought in the complaint include, among others, allegations and remedies similar to the purported class action complaints described above. A copy of the B. Cohen Complaint is filed as Exhibit 22 hereto and is incorporated herein by reference.

    On or about January 29, 1997, another purported class action suit was filed on behalf of individual plaintiffs against the Company and the Board in the Supreme Court of the State of New York. This complaint was captioned RAND, ET AL. V. ITT CORPORATION, ET AL., Index No. 97101170 (the "Rand Complaint"). The allegations of and remedies sought in the complaint include, among others, allegations and remedies similar to the purported class action complaints described above. A copy of the Rand Complaint is filed as Exhibit 23 hereto and is incorporated herein by reference.

    On or about February 4, 1997, the plaintiffs in the purported class action suits initiated with the filing of the J. Cohen Complaint, the Kostick Complaint, the Bernstein Complaint, the Feuerstein Complaint, the Marks Complaint, the B. Cohen Complaint, the Huntley Complaint, the Steiner Complaint, the Siegel Complaint and the Hack Complaint and other individual plaintiffs filed a purported class action complaint seeking to consolidate all such purported class action suits against the Company and the Board in the U.S. District Court for the District of Nevada. The complaint was captioned COHEN, ET AL. V. ARASKOG, ET AL., C.A. No. CV-S-97-00155-PMP(RLH) (the "Consolidated Complaint"). The allegations of and remedies sought in the complaint include, among others, allegations and remedies similar to the purported class action complaints described above. A copy of the Consolidated Complaint is filed as
Exhibit 24 hereto and is incorporated herein by reference.

    On or about February 5, 1997, another purported class action suit was filed on behalf of an individual plaintiff against the Company and the Board in the U.S. District Court for the District of Nevada. The complaint was captioned KANAREK V. ARASKOG, ET AL., C.A. No. CV-S-97-00166-PMP(RLH) (the "Kanarek Complaint"). The allegations of and remedies sought in the complaint include, among others, allegations and remedies similar to the purported class action complaints described above. A copy of the Kanarek Complaint is filed as Exhibit 25 hereto and is incorporated herein by reference.

    The foregoing descriptions of the complaints are qualified in their entirety by reference to the complaints.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

       1.  Excerpts from of the Company's Proxy Statement dated March 28, 1996.

       2.  First Amendment to Employment and Consulting Agreement dated as of December 19, 1995 between ITT Destinations, Inc. and Rand V. Araskog.

       3.  Form of Individual Employment Agreement.

       4.  Amendment to Senior Executive Severance Pay Plan.

       5.  Text of Press Release issued by the Company dated February 12, 1997.

       6.  Letter to stockholders of the Company dated February 12, 1997.*

       7.  Complaint in HILTON HOTELS CORPORATION AND HLT CORPORATION V. ITT CORPORATION,
           CV-S-97-00095-PMP(RLH).

       8.  Hilton Motion for Preliminary Injunction.

       9.  ITT Answer and Counterclaim.

      10.  First Amended Complaint in COHEN V. ITT CORP., ET AL., Case No. A369146.

      11.  Complaint in KOSTICK V. ARASKOG, ET AL., Case No. A369138.

      12.  First Amended Complaint in BERNSTEIN, ET AL. V. ITT CORP., ET AL., Case No. A369147.

      13.  First Amended Complaint in FEUERSTEIN, ET AL. V. ITT CORP., ET AL., Case No. A369137.

      14.  Complaint in MARKS, ET AL. V. ARASKOG, ET AL., Case No. A369165.

      15.  Complaint in HUNTLEY V. ITT CORPORATION, ET AL., C.V. 97-00483.

      16.  Complaint in STEINER V. ARASKOG, ET AL., Case No. A369160.
      17.  Complaint in COLLINS V. ANDERSON, ET AL., CV-S-97-00104.

      18.  Complaint in TAUB, ET AL. V. ARASKOG, ET AL., CV-S-97-00106.

      19.  Complaint in SIEGEL V. ARASKOG, ET AL., Index No. 97-600428.

      20.  Complaint in WALTZMAN V. ANDERSON, ET AL., Civ. No. 97-600430.

      21.  Complaint in HACK V. ITT CORP., ET AL., Index No. 97-101646.

      22.  Complaint in COHEN V. ARASKOG, ET AL., C.A. No. A369244.

      23.  Complaint in RAND, ET AL. V. ITT CORPORATION, ET AL., Index No. 97101170.

      24.  Complaint in COHEN, ET AL. V. ARASKOG, ET AL., C.A. No. CV-S-97-00155-PMP(RLH).

      25.  Complaint in KANAREK V. ARASKOG, ET AL., C.A. No. CV-S-97-00166-PMP(RLH).

------------------------

*   Included in materials sent to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT CORPORATION

                                          By /s/ RICHARD S. WARD
                                          --------------------------

                                             Name: Richard S. Ward
                                            Title: Executive Vice President,
                                                 General Counsel and
                                                 Corporate Secretary

Dated as of February 12, 1997

                                    ANNEX A

1. On December 12, 1996, the spouse of Nolan D. Archibald, a member of the Board, transferred by gift 350 shares of Common Stock.

2. On January 2, 1997, Robert A. Burnett, a member of the Board, purchased 1,000 shares of Common Stock.

                                 EXHIBIT INDEX

EXHIBIT                                             DESCRIPTION                                             PAGE NO.
---------  ----------------------------------------------------------------------------------------------  -----------

(1)        Excerpts from of the Company's Proxy Statement dated March 28, 1996...........................

(2)        First Amendment to Employment and Consulting Agreement dated as of December 19, 1995 between
           ITT Destinations, Inc. and Rand V. Araskog....................................................

(3)        Form of Individual Employment Agreement.......................................................

(4)        Senior Executive Severance Pay Plan...........................................................

(5)        Text of Press Release issued by the Company dated February 12, 1997...........................

(6)        Letter to stockholders of the Company dated February 12, 1997*................................

(7)        Complaint in HILTON HOTELS CORPORATION AND HLT CORPORATION V. ITT CORPORATION, CV-
           S-97-00095-PMP(RLH)...........................................................................

(8)        Hilton Motion for Preliminary Injunction......................................................

(9)        ITT Answer and Counterclaim...................................................................

(10)       First Amended Complaint in COHEN V. ITT CORP., ET AL., Case No. A369146.......................

(11)       Complaint in KOSTICK V. ARASKOG, ET AL., Case No. A369138.....................................

(12)       First Amended Complaint in BERNSTEIN, ET AL. V. ITT CORP., ET AL., Case No. A369147...........

(13)       First Amended Complaint in FEUERSTEIN, ET AL. V. ITT CORP., ET AL., Case No. A369137..........

(14)       Complaint in MARKS, ET AL. V. ARASKOG, ET AL., Case No. A369165...............................

(15)       Complaint in HUNTLEY V. ITT CORPORATION, ET AL., C.V. 97-00483................................

(16)       Complaint in STEINER V. ARASKOG, ET AL., Case No. A369160.....................................
(17)       Complaint in COLLINS V. ANDERSON, ET AL., CV-S-97-00104.......................................

(18)       Complaint in TAUB, ET AL. V. ARASKOG, ET AL., CV-S-97-00106...................................

(19)       Complaint in SIEGEL V. ARASKOG, ET AL., Index No. 97-600428...................................

(20)       Complaint in WALTZMAN V. ANDERSON, ET AL., Civ. No. 97-600430.................................

(21)       Complaint in HACK V. ITT CORP., ET AL., Index No. 97-101646...................................

(22)       Complaint in COHEN V. ARASKOG, ET AL., C.A. No. A369244.......................................

(23)       Complaint in RAND, ET AL. V. ITT CORPORATION, ET AL., Index No. 97101170......................

(24)       Complaint in COHEN, ET AL. V. ARASKOG, ET AL., C.A. No. CV-S-97-00155-PMP(RLH)................

(25)       Complaint in KANAREK V. ARASKOG, ET AL., C.A. No. CV-S-97-00166-PMP(RLH)......................

------------------------

*   Included in materials sent to stockholders.